October 28, 2020

Via EDGAR

Kimberly Browning, Esq.

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 10549

Re:	Guinness Atkinson Funds, File Nos. 333-75340; 811-08360 (the “Registrant”)

Dear Ms. Browning:

On behalf of the Registrant, with respect to SmartETFs Sustainable Energy II ETF (the “Fund”), we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided by telephone to the undersigned on September 29, 2020, relating to Post-Effective Amendment No. 109 (“PEA 109”) to the Registrant’s Registration Statement on Form N-1A, filed on August 19, 2020 for the Fund.

The Staff’s comments are set forth below followed by our response. We have attempted to accurate restate the Staff’s comments, which were provided by telephone. Capitalized terms used but not defined in this letter have the meanings assigned to them in the post-effective amendment.

When a comment applies to more than one section of the post-effective amendment, unless otherwise discussed, we have attempted to make changes consistently as appropriate. The Registrant acknowledges that the Fund is responsible for the accuracy and adequacy of the disclosure in the Fund’s registration statement.

Comments have recently been provided on other registration statements filed by Registrant. The disclosure has been updated to reflect these comments. Comments were provided simultaneously for the Registrant’s Sustainable Energy ETF, and disclosure has been updated to reflect those comments as well where applicable.

Comment No. 1: Add exchange and ticker to cover pages of prospectus and statement of additional information (“SAI”).

Response: The requested change has been made.

Comment No. 2: Throughout, when specifically discussing the fund, use “Fund” and retain the use of “ETF” only when discussing ETFs generally.

Response: The requested change has been made.

ALEXANDRA ALBERSTADT ● PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 332.333.1979

Practus, LLP ● Alexandra.Alberstadt@Practus.com ● Practus.com

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

October 28, 2020

Comment No. 3: In the fee and expense table, (a) confirm the expiration date of the expense limitation agreement; (b) confirm that acquired fund fees and expenses will be less than one basis point and are included in other expenses; and (c) confirm that there is no recoupment provision for waived fees or reimbursed expenses.

Response: The requested changes have been made. The expense limitation agreement extends until 2024. The Fund expects that acquired fund fees and expenses, if incurred, will be less than one basis point and are included in “other expenses”. There is no recoupment provision under the expense limitation agreement.

Comment No. 4: In the Principal Investment Strategies section, reconsider the use of terms like “provide” “support” and “extend” which seem particularly broad and redefine the intended portfolio companies by removing “focus”; define or remove “pure play”; remove or relocate references to ADRs and GDRs if these are not principal investment strategies; describe the 20% basket if there is one; explain how the adviser determines that a company is economically tied to a foreign country; and add references to emerging markets if investing in emerging markets is a principal strategy.

Response: The disclosure has been modified. The Fund intends to invest in companies that generate, produce or distribute alternative or renewable energy, or make its use more efficient or accessible. The Fund has removed the reference to “pure play”. The Fund has relocated references to ADRs and GDRs as these are not principal strategies. The Fund does not have a dedicated 20% basket. The Fund has added a cross reference concerning investment in foreign countries and disclosure confirming that allocations among companies in foreign countries may vary. The Fund does not have a mandate to invest a particular amount of its net assets in US or non-US companies. The Fund notes that its investments will likely include investments in companies economically tied to China, which, notwithstanding its size, remains categorized as an emerging market.

Comment No. 5: In the Principal Investment Strategies section, enhance the disclosure around categorization of companies into “key areas” to clarify whether companies in this section are in the 20% basket and include the licensing agreement if a license is required to reference UN Sustainable Development Goals.

Response: The disclosure has been revised to make clear that the categorization of Sustainable Energy companies into the four identified “key areas” applies to companies in the Fund’s 80% basket, and that this is part of the Adviser’s strategy in selecting portfolio companies. The Fund does not believe a license is required to reference the Sustainable Development Goals as presented here because no logo is being used. The Fund has clarified that the Sustainable Development Goals are part of the Adviser’s consideration in constructing the Fund’s portfolio.

Comment No. 6: Review and revise the section Principal Investment Strategies under the heading More About the Fund’s Investment Strategies and Risks to correlate better with the summary prospectus section.

Response: The section has been revised.

Kimberly Browning, Esq.

U.S. Securities & Exchange Commission

October 28, 2020

Comment No. 7: In the Fund’s SAI, revise fundamental investment restriction No. 9 to refer to industry instead of sector and if the intention is to restrict investment in energy and utility industries collectively, explain their connection.

Response: The restriction was intended to make clear that the fund may invest more than 25% of its assets in companies in the energy sector. The reference to “utility” has been removed.

Comment No. 8: Significant market events have occurred as a result of the Covid-19 pandemic since PEA 109 was filed; please consider whether the ETF's disclosures including risk disclosures should be revised based on how these events may affect the ETF and its investments; if Registrant believes no additional disclosure is warranted please explain supplementally why not.

Response: The Registrant has considered the disclosure and believes that the current disclosure is sufficient to identify the risks.

Comment No. 9: Confirm that all risks disclosed in the Fund’s SAI are disclosed in the Fund’s Prospectus.

Response: The Registrant confirms that risk disclosure in the Fund’s SAI is an amplification of the risks disclosed in the Fund’s prospectus.

Respectfully submitted,

/s/ Alexandra Alberstadt

Alexandra Alberstadt

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